Exhibit 99.1

FOR IMMEDIATE RELEASE	CONTACT: JohnE. Peck President and CEO (270) 885-1171

HOPFED BANCORP REPORTS SECOND QUARTER RESULTS

HOPKINSVILLE, Ky. (July 26, 2004) – HopFed Bancorp, Inc. (NASDAQ: HFBC) (the “Company”) today reported results for the second quarter and the six-month period ended June 30, 2004. Net income for the second quarter ended June 30, 2004, was $1,041,000, or $0.29 per share, compared with net income of $505,000, or $0.14 per share, for the second quarter in 2003. Net income for the six months ended June 30, 2004, was $1,988,000, or $0.55 per share, compared with net income of $1,501,000, or $0.41 per share.

Commenting on the second quarter results, John E. Peck, president and chief executive officer, said, “The Company continues to experience growth in the number of demand deposit accounts. By focusing on core deposits, the Company is working to reduce its cost of funds and improving its net interest margin. As interest rates increase, this focus further enhances our operating results. The Company’s improved net interest income offset declines in non-operating income over the same six-month period in 2003. The decline in non-interest income is the result of higher interest rates, weakening the demand for fixed rate mortgages and limiting the Company’s opportunities to realize gains on the sale of investment securities. Despite these challenges, net income increased almost $100,000 over the previous quarter.”

“In addition, at June 30, 2004, total assets increased to $582.2 million compared with $531.5 million at December 31, 2003; deposits declined to $416.5 million compared with $417.5 million at December 31, 2003; while net loans increased to $351.4 million compared with $334.7 million at December 31, 2003.”

HopFed Bancorp, Inc. is a holding company for Heritage Bank headquartered in Hopkinsville, Kentucky. The Bank has nine offices in western Kentucky as well as Fall & Fall Insurance of Fulton, Kentucky and Heritage Solutions of Murray, Kentucky. The Bank offers a broad line of banking and financial products and services with the personalized focus of a community banking organization. More information about HopFed Bancorp and Heritage Bank may be found on its website www.bankwithheritage.com.

Information contained in this press release, other than historical information, may be considered forward-looking in nature and is subject to various risk, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company’s operating results, performance or financial condition are competition and the demand for the Company’s products and services, and other factors as set forth in filings with the Securities and Exchange Commission.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Earnings Summary
Interest income on loans	$4,814	$4,843	$9,534	$9,574
Interest income on taxable investments	1,517	1,214	2,843	2,235
Interest income on non taxable investments	258	125	500	240
Interest income on time deposits	3	10	9	48

Total interest income	6,592	6,192	12,886	12,097

Interest expense on deposits	2,358	2,786	4,787	5,552
Interest on subordinated debentures	111	—	221	—
Interest expense on borrowed funds	585	310	1,011	577

Total interest expense	3,054	3,096	6,019	6,129

Net interest income	3,538	3,096	6,867	5,968
Provision for loan losses	300	450	600	850

Net interest income after provision
For loan losses	3,238	2,646	6,267	5,118

Non-interest income:
Gain on sale of investments	3	54	174	372
Gain on sale of loans	25	260	57	378
Service charges	450	586	835	1,161
Other	227	5	431	9

Total non-interest income	705	905	1,497	1,920

Non-interest expense:
Salaries and benefits	1,271	1,947	2,527	2,970
Occupancy expense	175	166	344	376
Data processing	219	127	417	313
State deposit taxes	104	96	220	192
Loss on sale of fixed assets	—	—	7	—
Other operating expenses	626	476	1,276	984

Total non-interest expense	2,395	2,812	4,791	4,835

Net income before income taxes	1,548	739	2,973	2,203
Federal income tax expense	507	234	985	702

Net income	$1,041	$505	$1,988	$1,501

Earnings per share – basic	$0.29	$0.14	$0.55	$0.41
Earnings per share – diluted	$0.28	$0.14	$0.54	$0.41
Dividend per share	$0.12	$0.12	$0.24	$0.23

Weighted average shares outstanding – Basic	3,630,396	3,630,396	3,630,396	3,630,396

Weighted average shares outstanding – Diluted	3,658,572	3,654,347	3,660,022	3,650,581

	As of
	June 30, 2004	December 31, 2003
Total assets	$582,278	$531,465
Loans receivable, gross	354,368	337,316
Securities available for sale	160,710	143,514
Securities held to maturity	29,969	15,108
Allowance for loan losses	2,999	2,576
Total deposits	416,465	417,488
Total borrowings	116,795	64,663
Stockholders’ equity	46,380	47,238
Book value	$12.78	$13.01